Exhibit 99.1

Mystic Partners, LLC
and Subsidiaries
Consolidated Financial Statements
December 31, 2008 and 2007

Page(s)

Report of Independent Registered Public Accounting Firm	1

Consolidated Financial Statements

Consolidated Balance Sheets	2

Consolidated Statements of Operations	3

Consolidated Statements of Changes in Members' (Deficiency) Equity	4

Consolidated Statements of Cash Flows	5

Notes to Consolidated Financial Statements	6-23

PricewaterhouseCoopers LLP 185 Asylum Street, Suite 2400 Hartford, CT 06103-3404 Telephone (860) 241 7000 Facsimile (860) 241 7590

Report of Independent Registered Public Accounting Firm

To the Members of

Mystic Partners, LLC

In our opinion, the accompanying consolidated statements of operations, of changes in members' (deficiency) equity and of cash flows of Mystic Partners, LLC and Subsidiaries (the “Company”) present fairly, in all material respects, the results of their operations and their cash flows for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

March 8, 2007

Mystic Partners, LLC and Subsidiaries
Consolidated Balance Sheets
December 31, 2008 and 2007

	(Not Covered by Auditors' Report)	(Not Covered by Auditors' Report)
	2008	2007
Assets
Cash and cash equivalents	$4,102,563	$6,892,013
Cash in escrow	849,826	2,215,470
Restricted cash	7,300,864	7,865,100
Accounts receivable, net	1,268,324	1,747,546
Other current assets	2,406,283	1,399,342
Due from related parties	753,114	-
Total current assets	16,680,974	20,119,471
Property, building and equipment, net	141,922,654	159,457,965
Deferred costs, net	874,157	1,005,788
Other assets	2,190	8,395
Total assets	$159,479,975	$180,591,619
Liabilities and Members' (Deficiency) Equity
Current maturities of long-term debt	$22,685,655	$318,762
Accounts payable	3,796,758	3,731,270
Accrued expenses	3,265,667	3,290,660
Distribution payable	-	2,029,427
Total current liabilities	29,748,080	9,370,119
Note and interest payable - member	732,215	537,331
Long-term debt	135,276,997	158,558,610
Total liabilities	165,757,292	168,466,060
Minority interest in consolidated subsidiaries	(121,305)	60,908
Commitments and contingencies
Members' (deficiency) equity	(6,156,012)	12,064,651
Total liabilities and members' (deficiency) equity	$159,479,975	$180,591,619

The accompanying notes are an integral part of these consolidated financial statements.

Mystic Partners, LLC and Subsidiaries
Consolidated Statements of Operations
Years Ended December 31, 2008, 2007 and 2006

	(Not Covered by Auditors' Report)	(Not Covered by Auditors' Report)
	2008	2007	2006
Revenues
Rooms	$57,605,602	$59,552,454	$55,100,407
Food and beverage	19,903,974	21,753,259	20,937,828
Spa	3,607,167	3,995,498	3,849,408
Telephone	454,210	599,333	653,494
Other departmental revenues	2,081,262	2,720,542	2,490,993
Total revenues	83,652,215	88,621,086	83,032,130
Operating expenses
Rooms	14,844,698	15,222,625	14,880,554
Food and beverage	15,266,275	16,192,054	16,103,981
Spa	3,122,096	3,332,735	3,336,731
Telephone	829,534	867,268	884,068
Other departmental expenses	1,083,420	1,189,063	1,226,484
Administrative and general	7,877,974	7,612,177	7,327,514
Marketing	5,969,837	6,033,017	5,863,645
Franchise fees	4,248,715	4,425,016	4,262,907
Property operating and maintenance	3,670,168	3,491,483	3,187,844
Energy costs	5,983,037	5,863,183	5,389,019
Property management fees	2,372,401	2,408,823	2,600,898
Property taxes and insurance	3,746,957	3,986,610	3,639,375
Asset management fees	479,718	519,230	506,310
Depreciation and amortization	12,739,493	13,381,652	13,254,299
Loss on impairment of building and equipment	9,171,441	-	-
Loss on disposal of furniture and equipment, net	69,092	-	21,358
Total operating expenses	91,474,856	84,524,936	82,484,987
Operating (loss) income	(7,822,641)	4,096,150	547,143
Other income (expense)
Interest expense	(9,585,415)	(11,055,322)	(10,494,985)
Interest income	126,418	285,105	241,966
Minority interest in earnings of consolidated subsidiaries	(170,355)	569,758	750,865
Loss on defeasance of long-term debt	-	(2,858,037)	-
Net loss	$(17,451,993)	$(8,962,346)	$(8,955,011)

The accompanying notes are an integral part of these consolidated financial statements.

Mystic Partners, LLC and Subsidiaries
Consolidated Statements of Changes in Members' (Deficiency) Equity
Years Ended December 31, 2008, 2007 and 2006
(Information as of December 31, 2008 and 2007 and for the years then ended not covered by Auditors’ Report included herein)

	Mystic HoteInvestors, LLC	Hersha Hospitality Limited Partnership	Total

Members' (deficiency) equity, December 31, 2005	$(36,109,247)	$40,066,527	$3,957,280
Contributions	40,609,172	6,749,956	47,359,128
Distributions	(7,223,813)	(4,849,634)	(12,073,447)
Transfer of interest	5,387,932	(5,387,932)	-
Net (loss) income	(12,316,493)	3,361,482	(8,955,011)
Members' (deficiency) equity, December 31, 2006	(9,652,449)	39,940,399	30,287,950
Contributions	1,917,745	229,195	2,146,940
Distributions	(3,568,639)	(7,839,254)	(11,407,893)
Net (loss) income	(12,206,326)	3,243,980	(8,962,346)
Members' (deficiency) equity, December 31, 2007	(23,509,669)	35,574,320	12,064,651
Contributions	432,477	82,739	515,216
Distributions	-	(1,283,886)	(1,283,886)
Net loss	(16,893,918)	(558,075)	(17,451,993)
Members' (deficiency) equity, December 31, 2008	$(39,971,110)	$33,815,098	$(6,156,012)

The accompanying notes are an integral part of these consolidated financial statements.

Mystic Partners, LLC and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2008, 2007 and 2006

	(Not Covered by Auditors' Report)	(Not Covered by Auditors' Report)
	2008	2007	2006

Cash flows from operating activities
Net loss	$(17,451,993)	$(8,962,346)	$(8,955,011)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	12,739,493	13,381,652	13,254,299
Loss on impairment of building and equipment	9,171,441	-	-
Loss on disposal of furniture and equipment, net	69,092	-	21,358
Minority interest in earnings of consolidated subsidiaries	170,355	(569,758)	(750,865)
Amortization of financing costs upon defeasance	-	337,679	-
Changes in operating assets, liabilities and minority interest
Cash in escrow	1,365,644	140,106	(232,423)
Accounts receivable, net	479,222	108,925	(196,739)
Other current assets	(1,006,941)	(349,182)	44,735
Other assets	6,205	1,000	29,156
Accounts payable	65,488	474,623	334,049
Accrued expenses	(24,993)	(511,769)	1,048,814
Interest related to note payable - member	50,884	44,576	755
Distributions to minority interest members	(352,568)	(146,148)	(200,851)
Net cash provided by operating activities	5,281,329	3,949,358	4,397,277
Cash flows from investing activities
Purchase of building improvements and equipment	(4,313,084)	(1,463,754)	(1,487,771)
Change in restricted cash	564,236	(2,083,785)	(491,179)
Proceeds from disposal of furniture and equipment	-	-	61,335
Net cash used in investing activities	(3,748,848)	(3,547,539)	(1,917,615)
Cash flows from financing activities
Distributions to members	(3,313,313)	(10,389,948)	(11,720,917)
Payments on long-term debt	(914,720)	(33,908,502)	(567,944)
Due from related parties	(753,114)	-	-
Contributions from members	515,216	2,146,940	9,432,787
Note payable - member	144,000	288,000	204,000
Proceeds from long-term debt	-	43,000,000	-
Deferred financing costs	-	(206,003)	-
Contributions from minority interest members	-	-	36,877
Net cash (used in) provided by financing activities	(4,321,931)	930,487	(2,615,197)
Net change in cash and cash equivalents	(2,789,450)	1,332,306	(135,535)
Cash and cash equivalents
Beginning of period	6,892,013	5,559,707	5,695,242
End of period	$4,102,563	$6,892,013	$5,559,707
Supplemental disclosure of cash flow information
Cash paid during the period for interest	$9,502,585	$11,054,337	$10,157,436

Distribution payable	$-	$2,029,427	$1,011,482

Contribution of economic interest in real estate, related mortgage indebtedness, operating assets and liabilities	$-	$-	$37,926,341

The accompanying notes are an integral part of these consolidated financial statements.

Mystic Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(Information as of December 31, 2008 and 2007 and for the years then ended not covered by Auditors’ Report included herein)

1.	Organization and Member Allocations

Mystic Partners, LLC ("Mystic Partners" or the "Company"), a Delaware limited liability company, was formed on June 15, 2005 for the purpose of acquiring, developing and leasing certain properties as hotels.  The limited liability company operating agreement (the "Operating Agreement") of Mystic Partners states that the term of the Company shall continue until December 31, 2055, unless sooner terminated or further extended pursuant to the provisions of the Operating Agreement.

In connection with the formation of Mystic Partners, Mystic Hotel Investors, LLC ("MHI") agreed to contribute a portfolio of its membership interests in nine entities, each of which were either wholly or majority owned by MHI, to Mystic Partners.  Hersha Hospitality Limited Partnership ("HHLP") agreed to contribute approximately $40.0 million in cash in exchange for a 66.7% preferred equity interest in the seven stabilized operating hotel properties in the portfolio and a 50% preferred equity interest in the two development hotel properties in the portfolio, subject to minority interest participation in certain hotels.

On August 9, 2005 (the "First Closing"), Mystic Partners acquired six of the stabilized hotel entities, HHLP contributed approximately $32.0 million to Mystic Partners and MHI contributed its membership interests in Norwich Hotel, LLC ("Norwich Hotel"); Waterford Suites, LLC ("Waterford Suites"); Exit 88 Hotel, LLC ("Exit 88 Hotel"); Southington Suites, LLC ("Southington Suites") and 790 West Street, LLC ("790 West Street"); Warwick Lodgings, LLC ("Warwick Lodgings"); and Danbury Suites, LLC ("Danbury Suites").

On September 15, 2005 (the "Second Closing"), Mystic Partners acquired the seventh stabilized hotel entity, HHLP contributed approximately $7.0 million to Mystic Partners and MHI contributed its membership interest in Whitehall Mansion Partners, LLC ("Whitehall Mansion").

On October 6, 2005 (the "Third Closing"), Mystic Partners acquired the first development hotel entity, HHLP contributed approximately $7.0 million to Mystic Partners and MHI contributed its membership interest in 315 Trumbull Street Associates, LLC ("315 Trumbull Street").

On February 8, 2006, the Operating Agreement was amended as HHLP and MHI agreed to adjust HHLP's preferred equity interest in the two development hotel properties downward from 50% to a 10% preferred equity interest in 315 Trumbull Street and a 15% preferred equity interest in Adriaen's Landing Hotel, LLC ("Adriaen's Landing Hotel"), subject to minority interest participation in both properties.  MHI purchased a 40% interest in 315 Trumbull Street from HHLP for approximately $5.0 million.

On February 8, 2006 (the "Fourth Closing"), Mystic Partners acquired the second development hotel entity, HHLP contributed approximately $6.0 million to Mystic Partners and MHI contributed its membership interest in Adriaen's Landing Hotel.

Mystic Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(Information as of December 31, 2008 and 2007 and for the years then ended not covered by Auditors’ Report included herein)

As funds were contributed by HHLP to Mystic Partners for its membership interest, they were immediately distributed to MHI.  Accordingly, all assets and liabilities contributed by MHI to Mystic Partners were recorded at MHI's historical cost basis.  The historical cost basis of MHI's economic interest in real estate, related mortgage indebtedness, operating assets and liabilities contributed during the year ended December 31, 2006 was as follows:

2006

Assets
Cash in escrow	$103,720
Accounts receivable, net	218,786
Other current assets	389,031
Property, building and equipment, net	83,890,532
Deferred costs	176,160
84,778,229
Liabilities
Accrued expenses	130,243
Long-term debt	45,000,000
Minority interest in contributed entities	1,721,645
46,851,888
Excess of assets over liabilities contributed	$37,926,341

Pursuant to the amended Operating Agreement, in exchange for its contribution of membership interests, MHI has received cash and membership interests in Mystic Partners representing a 33.3% interest in the seven stabilized hotel properties, a 90% interest in 315 Trumbull Street and an 85% interest in Adriaen's Landing Hotel, subject to minority interest participation in certain hotels.  In exchange for its cash contributions, HHLP has received membership interests in Mystic Partners representing a 66.7% interest in the seven stabilized hotel properties a 10% interest in 315 Trumbull Street and a 15% interest in Adriaen's Landing Hotel, subject to minority interest participation in certain hotels.  Any additional capital contributions to Mystic Partners shall be made 33.3% by MHI and 66.7% by HHLP with respect to the seven stabilized hotel properties, 90% by MHI and 10% by HHLP with respect to 315 Trumbull Street and 85% by MHI and 15% by HHLP with respect to Adriaen's Landing Hotel, subject to minority interest participation in certain hotels.

Mystic Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(Information as of December 31, 2008 and 2007 and for the years then ended not covered by Auditors’ Report included herein)

The amended Operating Agreement provides that net cash flow from Mystic Partners will be distributed as follows:

•	First, to HHLP to provide an 8.5% annual non-compounded return on its unreturned capital contributions;

•
Second, to MHI to provide an 8.5% annual non-compounded return on its unreturned capital contributions (calculated based upon cash contributed as well as the net agreed upon value of property contributed as defined in the amended Operating Agreement);

•
Thereafter, to HHLP, 56.7% with respect to net cash flow from the stabilized properties, 7% with respect to net cash flow from 315 Trumbull Street and 10.5% with respect to net cash flow from Adriaen's Landing Hotel, and to MHI, 43.3% with respect to net cash flow from the stabilized properties, 93% with respect to net cash flow from 315 Trumbull Street and 89.5% with respect to net cash flows from Adriaen's Landing Hotel.

The amended Operating Agreement provides that proceeds from any capital transactions will be distributed as follows:

•	First, to HHLP in return of its capital contributions with respect to the property generating the capital proceeds;

•
Second, to MHI, in return of its capital contributions (calculated based upon cash contributed as well as the net agreed upon value of property contributed, as defined in the amended Operating Agreement) with respect to the property generating the capital proceeds;

•	Third, to HHLP to provide an 8.5% return on its capital contributions with respect to such property;

•
Fourth, to MHI to provide an 8.5% return on its capital contributions (calculated based upon cash contributed as well as the net agreed upon value of property contributed, as defined in the amended Operating Agreement) with respect to such property;

•
Thereafter, to HHLP, 56.7% with respect to capital proceeds from stabilized properties, 7% with respect to capital proceeds from 315 Trumbull Street or 10.5% with respect to capital proceeds from Adriaen's Landing Hotel, and to MHI, 43.3% with respect to capital proceeds from stabilized properties, 93% with respect to capital proceeds from 315 Trumbull Street and 89.5% with respect to capital proceeds from Adriaen's Landing Hotel.

MHI is the managing member of Mystic Partners; all major decisions require the consensus and approval of both HHLP and MHI, without consideration of ownership interests.

Mystic Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(Information as of December 31, 2008 and 2007 and for the years then ended not covered by Auditors’ Report included herein)

As part of the transaction, HHLP's wholly-owned primary taxable real estate investment trust subsidiary, 44 New England Management Company ("44 New England"), entered into a limited liability company agreement (the "Leaseco Operating Agreement") with MHI to form a leasing holding company with terms and conditions similar to and in ownership proportions corresponding to those under the amended Operating Agreement.  The leasing holding company, Mystic Partners Leaseco, LLC ("Mystic Partners Leaseco"), was formed for the purpose of owning membership interests in lessee subsidiaries that will lease and operate their respective hotel entities in accordance with defined lease agreements as properties are contributed to Mystic Partners.

Allocation of Income or Loss
Net income or net loss of Mystic Partners for any period is allocated to the capital accounts of the members so that the capital accounts reflect the value that the members would be entitled to receive if all assets were liquidated and the proceeds were distributed in accordance with the terms of the amended Operating Agreement.  The amounts ultimately payable to the members upon liquidation of Mystic Partners, as defined in the amended Operating Agreement, may differ from the members' equity interests reflected in the accompanying consolidated financial statements.

2.	Summary of Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements of Mystic Partners include the accounts of Mystic Partners, LLC (the parent, including its wholly-owned financing subsidiary, Mystic Special Purpose Corp.) and its subsidiaries, Norwich Hotel, Waterford Suites, Exit 88 Hotel, Southington Suites, 790 West Street, Warwick Lodgings, Danbury Suites, Whitehall Mansion, 315 Trumbull Street and Adriaen's Landing Hotel.

Amounts included in the consolidated financial statements related to the entities that were acquired by Mystic Partners are for the respective periods beginning on their respective First Closing, Second Closing, Third Closing and Fourth Closing dates.

The Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51", in January 2003 and a further interpretation of FIN 46 in December 2003 ("FIN 46-R" and FIN 46, collectively "FIN 46").  FIN 46 introduced an accounting model that bases consolidation of an entity on the sharing of economic risks and rewards rather than equity ownership and voting rights.  FIN 46 also addresses how a business enterprise should evaluate whether it has a controlling interest in any variable interest entity.

Mystic Partners Leaseco is a variable interest entity under FIN 46 as its members' equity investment at risk was determined to be insufficient to finance its activities.  As Mystic Partners Leaseco was formed for the purpose of owning membership interests in lessee subsidiaries that will lease and operate their respective hotel entities in accordance with defined lease agreements as properties are contributed to Mystic Partners, Mystic Partners was determined to be the primary beneficiary of Mystic Partners Leaseco.  Additionally, each individual lessor subsidiary of Mystic Partners was determined to be the primary beneficiary of its respective Mystic Partners Leaseco lessee subsidiary.  As such, each individual lessee subsidiary of Mystic Partners Leaseco has been consolidated with its respective Mystic Partners lessor subsidiary and Mystic Partners has consolidated the accounts of Mystic Partners Leaseco into its consolidated financial statements.

Mystic Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(Information as of December 31, 2008 and 2007 and for the years then ended not covered by Auditors’ Report included herein)

Mystic Partners Leaseco includes the accounts of Mystic Partners Leaseco (the parent) and its subsidiaries, HT-Norwich Hotel TRS, LLC ("HT-Norwich Hotel"); HT-Waterford Suites TRS, LLC ("HT-Waterford Suites"); HT-Exit 88 Hotel TRS, LLC ("HT-Exit 88 Hotel"); HT-Southington Suites TRS, LLC ("HT-Southington Suites"); HT-Warwick Lodgings TRS, LLC ("HT-Warwick Lodgings"); HT-Danbury Suites TRS, LLC ("HT-Danbury Suites"); HT-Whitehall Mansion Partners TRS, LLC ("HT-Whitehall Mansion"); HT-315 Trumbull Street Associates, LLC ("HT-315 Trumbull Street") and HT-Adriaen's Landing Hotel TRS, LLC ("HT-Adriaen's Landing Hotel").

Mystic Partners has a 67% ownership interest in Southington Suites and 790 West Street, an 88% interest in 315 Trumbull Street and a 95.662% interest in Adriaen's Landing Hotel.

Mystic Partners Leaseco has a 67% ownership interest in HT-Southington Suites, an 88% interest in HT-315 Trumbull Street and a 95.662% interest in HT-Adriaen's Landing Hotel.

Mystic Partners had a 100% ownership interest in Exit 88 Mezzanine, LLC ("Exit 88 Mezzanine").  Exit 88 Mezzanine had a 99.9% ownership interest in Exit 88 Hotel and a 100% ownership interest in Mystic Hotel Investors Remote Entity, Inc. ("MHI Remote").  MHI Remote had a 0.1% interest in Exit 88 Hotel.  During the year ended December 31, 2007, Exit 88 Mezzanine and MHI Remote contributed their respective ownership interests in Exit 88 Hotel to Mystic Partners and Mystic Special Purpose Corp., respectively, and were dissolved.

All significant intercompany transactions and balances have been eliminated in consolidation.

Operations
The activities of Mystic Partners are primarily carried out through the operations of its subsidiaries.  Each of the entities have been formed for a specific purpose and have principal operations as follows:

Entity	Property Type	Rooms	Location
Norwich Hotel	Courtyard by Marriott hotel and Rosemont Suites hotel	144	Norwich, CT
Waterford Suites	Springhill Suites by Marriott hotel	80	Waterford, CT
Exit 88 Hotel	Full service Marriott hotel	285	Groton, CT
Southington Suites	Residence Inn by Marriott hotel	94	Southington, CT
790 West Street	Commercial rental property	-	Southington, CT
Warwick Lodgings	Courtyard by Marriott hotel	92	Warwick, RI
Danbury Suites	Residence Inn by Marriott hotel	78	Danbury, CT
Whitehall Mansion	Residence Inn by Marriott hotel and mansion	133	Mystic, CT
315 Trumbull Street	Full service Hilton hotel	393	Hartford, CT
Adriaen's Landing Hotel	Full service Marriott hotel	409	Hartford, CT

Mystic Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(Information as of December 31, 2008 and 2007 and for the years then ended not covered by Auditors’ Report included herein)

The wholly and majority owned operating hotels of Mystic Partners are geographically concentrated in the State of Connecticut (the "State").  As such, there is an element of dependence on the economy of the Northeast region, which has been adversely impacted and continues to be impacted by the level of travel to the region due to current economic conditions.

Cash and Cash Equivalents
Cash and cash equivalents consist of short-term, highly liquid investments which have maturities of three months or less from date of purchase.

Financial instruments which potentially subject Mystic Partners to a concentration of credit risk principally consist of cash in excess of the financial institution's insurance limits.

Cash in Escrow
Cash in escrow represents reserves for insurance and property taxes as required by certain long-term debt agreements.

Restricted Cash
Restricted cash represents cash deposited separately for the seasonality of operations and repairs and replacements as required by certain long-term debt and franchise agreements.

Inventories
Inventories are stated at the lower of cost, with cost using the first-in, first-out method of accounting, or market.  Inventory amounts are included in other current assets on the consolidated balance sheets.

Property, Building and Equipment
Property, building and equipment are stated at cost, less accumulated depreciation.  Depreciation expense is computed on a straight-line basis over the asset’s estimated useful life beginning in the year of acquisition or transfer from construction in progress.  Estimated useful lives of the assets are as follows:

Years
Buildings and building improvements	15-40
Furniture, fixtures and equipment	5-10

Expenditures for repairs and maintenance are charged to expense as incurred.  For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period.

Deferred Costs
Certain costs associated with long-term debt financings have been capitalized and are being amortized over the term of the corresponding debt.  The cost of franchise rights are being amortized over the term of the corresponding franchise agreements.

Distribution Payable
Distribution payable represents a distribution from operations attributable to the accounting period that has been formally declared but not yet paid as of the consolidated balance sheet date.

Mystic Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(Information as of December 31, 2008 and 2007 and for the years then ended not covered by Auditors’ Report included herein)

Revenue Recognition
Revenues from rooms, food and beverage, spa, telephone and other departments are recognized as the related services are provided.

Rental income from commercial and other tenants, included in other departmental revenues, is recognized on a straight-line basis over the terms of the respective lease agreements.

Income Taxes
Mystic Partners, as a limited liability company, files federal and state income tax returns which indicate each member's share of taxable income or loss to be reported on each member's income tax return.  As a result, no provision for federal and state income taxes has been made in the accompanying consolidated financial statements.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  The Company's primary estimates relate to the collectibility of accounts receivable and the useful lives of property, building and equipment.

Reclassifications
Certain reclassifications have been made in the prior year financial statements to conform to classifications in the current year.

3.	Accounts Receivable

Accounts receivable consists of the following at December 31, 2008 and 2007:

	2008	2007

Room receivables	$1,252,711	$1,761,111
Other receivables	66,045	37,779
	1,318,756	1,798,890
Less: Allowance for doubtful accounts	(50,432)	(51,344)
	$1,268,324	$1,747,546

Mystic Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(Information as of December 31, 2008 and 2007 and for the years then ended not covered by Auditors’ Report included herein)

4.	Other Current Assets

Other current assets consist of the following at December 31, 2008 and 2007:

	2008	2007

Prepaid expenses	$1,954,539	$952,484
Inventories	451,731	445,639
Other	13	1,219
	$2,406,283	$1,399,342

5.	Property, Building and Equipment

Property, building and equipment consist of the following at December 31, 2008 and 2007:

	2008	2007

Land	$6,841,163	$6,841,163
Buildings and building improvements	150,603,087	157,893,029
Furniture, fixtures and equipment	25,956,693	23,744,639
Other	238,143	172,149
	183,639,086	188,650,980
Less: Accumulated depreciation	(41,716,432)	(29,193,015)
	$141,922,654	$159,457,965

Depreciation expense charged to operations was approximately $12,607,900, $13,195,400 and $13,030,400 for the years ended December 31, 2008, 2007 and 2006, respectively.

Property, building and equipment are reviewed whenever events or changes in circumstances occur that indicate possible impairment in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.  As a result of an event of default under its hotel loan agreement (see Note 8), 315 Trumbull Street tested the value of its building and equipment for impairment as of December 31, 2008.  Using market information and financial forecasts to assist with the impairment analysis, as well as estimates, judgments and assumptions that management believes are appropriate in the circumstances, 315 Trumbull Street recorded an impairment loss of approximately $9.2 million for the year ended December 31, 2008.  Changes in estimates of financial forecasts could result in a further impairment of the building and equipment values at 315 Trumbull Street in future periods.

Mystic Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(Information as of December 31, 2008 and 2007 and for the years then ended not covered by Auditors’ Report included herein)

6.	Deferred Costs

Deferred costs consist of the following at December 31, 2008 and 2007:

	2008	2007

Deferred financing costs	$791,284	$791,284
Franchise agreements	479,708	479,708
Other	18,314	18,314
	1,289,306	1,289,306
Less: Accumulated amortization	(415,149)	(283,518)
	$874,157	$1,005,788

Amortization expense charged to operations was approximately $131,600, $186,200 and $223,900 for the years ended December 31, 2008, 2007 and 2006, respectively.

An estimate of amortization expense for each of the succeeding five years and thereafter is approximately as follows:

Year Ending December 31,
2009	$128,000
2010	96,000
2011	95,000
2012	95,000
2013	95,000
Thereafter	365,000
$874,000

7.	Accrued Expenses

Accrued expenses consist of the following at December 31, 2008 and 2007:

	2008	2007

Accrued interest	$922,231	$839,401
Accrued vacation	726,358	719,576
Accrued wages	493,664	628,681
Accrued utilities	420,220	464,113
Accrued other	703,194	638,889
	$3,265,667	$3,290,660

Mystic Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(Information as of December 31, 2008 and 2007 and for the years then ended not covered by Auditors’ Report included herein)

8.	Long-Term Debt

Long-term debt consists of the following at December 31, 2008 and 2007:

	2008	2007

$50,000,000 hotel loan agreement (with a $5,000,000 earnout  advance holdback, as defined in the hotel loan agreement)  between Adriaen's Landing Hotel and Merrill Lynch Capital  ("Merrill Lynch"), due and payable on February 28, 2010 with  an additional 12 month extension option only upon satisfaction  of certain conditions with monthly payments of interest, net cash  flow and excess cash flow (each as defined in the hotel loan agreement) ($595,958 of excess cash flow payments made  during the year ended December 31, 2008), bearing interest at a floating rate per annum equal to LIBOR plus 2.90% with an overall interest rate floor of 5.40% (5.40% and 7.75% at December 31, 2008 and 2007, respectively) collateralized by the  real and personal property at Adriaen's Landing Hotel with certain guarantees by Mystic Partners, HHLP and MHI in certain  circumstances
	$44,404,042	$45,000,000
$43,000,000 mortgage note between Exit 88 Hotel and Capmark Bank, due and payable on August 1, 2017 with monthly interest only payments through August 1, 2011 followed by monthly payments of principal and interest of $264,479 through maturity, bearing interest at 6.24% per annum and collateralized by the real and personal property at Exit 88 Hotel	43,000,000	43,000,000
$27,000,000 hotel loan agreement (with a $5,000,000 earnout  advance holdback, as defined in the hotel loan agreement)  between 315 Trumbull Street and Merrill Lynch, due and payable on October 31, 2009 with an additional 12 month extension option only upon satisfaction of certain conditions with monthly payments of interest, net cash flow and excess cash flow (each  as defined in the hotel loan agreement), bearing interest at a floating rate per annum equal to LIBOR plus 2.75% with an  overall interest rate floor of 5.25% (5.25% and 7.60% at December 31, 2008 and 2007, respectively) collateralized by  the real and personal property at 315 Trumbull Street with a conditional payment guaranty by HHLP and MHI in certain circumstances
	22,000,000	22,000,000
$10,950,000 mortgage note between Southington Suites and UBS Real Estate Investments Inc. ("UBS"), due and payable on August 11, 2015 with monthly interest only payments through August 11, 2008 followed by monthly payments of principal and interest of $63,086 through maturity, bearing interest at 5.6325% per annum and collateralized by the real and personal property at Southington Suites	10,906,366	10,950,000

Mystic Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(Information as of December 31, 2008 and 2007 and for the years then ended not covered by Auditors’ Report included herein)

	2008	2007

$9,400,000 mortgage note between Norwich Hotel and UBS, due and payable on August 11, 2015 with monthly interest only payments through August 11, 2008 followed by monthly payments of principal and interest of $54,159 through maturity, bearing interest at 5.6325% per annum and collateralized by the real and personal property at Norwich Hotel	$9,362,531	$9,400,000
$8,050,000 mortgage note between Danbury Suites and UBS, due and payable on August 11, 2015 with monthly interest only payments through August 11, 2008 followed by monthly payments of principal and interest of $46,378 through maturity, bearing interest at 5.6325% per annum and collateralized by the real and personal property at Danbury Suites	8,017,922	8,050,000
$8,200,000 mortgage note between Whitehall Mansion and GMAC Commercial Mortgage Corporation ("GMAC"), due and payable on February 1, 2014 with monthly payments of principal and interest of $57,382, bearing interest at 6.89% per annum and collateralized by the real and personal property at Whitehall Mansion	7,537,737	7,692,372
$6,450,000 mortgage note between Warwick Lodgings and UBS, due and payable on August 11, 2015 with monthly interest only payments through August 11, 2008 followed by monthly payments of principal and interest of $37,160 through maturity, bearing interest at 5.6325% per annum and collateralized by the real and personal property at Warwick Lodgings	6,424,298	6,450,000
$6,335,000 mortgage note between Waterford Suites and UBS, due and payable on August 11, 2015 with monthly interest only payments through August 11, 2008 followed by monthly payments of principal and interest of $36,498 through maturity, bearing interest at 5.6325% per annum and collateralized by the real and personal property at Waterford Suites	6,309,756	6,335,000
	157,962,652	158,877,372
Less: Current maturities	(22,685,655)	(318,762)
	$135,276,997	$158,558,610

On November 3, 2008, 315 Trumbull Street failed to make certain scheduled payments that were due under its $27.0 million hotel loan agreement (the “Hartford Hilton loan”), thereby defaulting on the Hartford Hilton loan, which gave the lender the right to immediately call the Hartford Hilton loan.  Consequently, default interest is accruing on outstanding unpaid balances at the default rate of five percentage points in excess of the interest rate otherwise applicable.

315 Trumbull Street has engaged in certain discussions concerning the Hartford Hilton loan with the lender and is evaluating its alternatives.  At the present time, 315 Trumbull Street is unable to determine the potential outcome that may arise as a result of these discussions.

Mystic Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(Information as of December 31, 2008 and 2007 and for the years then ended not covered by Auditors’ Report included herein)

HHLP and MHI have entered into conditional payment guarantees with Merrill Lynch related to the $50.0 million hotel loan agreement at Adriaen's Landing Hotel (the "Hartford Marriott loan") and the Hartford Hilton loan.  The obligations and liabilities of HHLP and MHI are contingent upon the occurrence of certain conditions (as defined in the conditional limited payment guarantees), including if at any time the net worth of Mystic Partners (calculated based on the undepreciated historical cost of the assets of Mystic Partners as defined in the loan agreements) is less than $50.0 million.

Mystic Partners has entered into a $10.0 million limited payment guaranty with Merrill Lynch related to the Hartford Marriott loan in the event of any default by the borrower in the payment of indebtedness under the loan agreement.

Mystic Partners has entered into a $10.0 million conditional limited payment guaranty with Merrill Lynch related to the Hartford Marriott loan.  The obligations and liabilities of Mystic Partners are contingent upon the occurrence of certain conditions (as defined in the conditional limited payment guaranty), including the certification of any labor organization as the exclusive representative of any bargaining unit of employees at Adriaen's Landing Hotel.

Mystic Partners has entered into a second $10.0 million conditional limited payment guaranty with Merrill Lynch related to the Hartford Marriott loan.  The obligations and liabilities of Mystic Partners are contingent upon the occurrence of certain conditions (as defined in the conditional limited payment guaranty), including if at any time the tax fixing agreement between Adriaen's Landing Hotel and the City of Hartford is terminated.

It is the intention of Mystic Partners and Merrill Lynch under the $10.0 million limited payment guaranty and the two $10.0 million conditional limited payment guarantees that the obligations and liabilities of Mystic Partners are cumulative and therefore the total maximum liability of Mystic Partners under the limited payment guaranty and conditional limited payment guarantees is $30.0 million.

Mystic Partners has entered into a pledge agreement with Merrill Lynch related to the Hartford Hilton loan.  As a condition of entering into the Hartford Hilton loan, Mystic Partners granted a security interest in its economic interest (as defined in the pledge agreement) in Adriaen’s Landing Hotel to Merrill Lynch, including, but not limited to all of Mystic Partners right to receive any distributions or other payments from Adriaen’s Landing Hotel upon and during the occurrence of an event of default under the Hartford Hilton loan.  315 Trumbull Street defaulted under the Hartford Hilton loan on November 3, 2008.  Accordingly, any distributions or other payments from Adrien’s Landing Hotel to Mystic Partners will be directed to the lender of the Hartford Hilton loan rather than to the members of Mystic Partners.

Mystic Partners has entered into a pledge agreement with Merrill Lynch related to the Hartford Marriott loan.  As a condition of entering into the Hartford Marriott loan, Mystic Partners granted a security interest in its economic interest (as defined in the pledge agreement) in 315 Trumbull Street to Merrill Lynch, including, but not limited to all of Mystic Partners right to receive any distributions or other payments from 315 Trumbull Street upon and during the occurrence of an event of default under the Hartford Marriott loan.

Mystic Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(Information as of December 31, 2008 and 2007 and for the years then ended not covered by Auditors’ Report included herein)

Mystic Partners and its subsidiaries are required to comply with certain other financial and non-financial covenants (as defined in the debt agreements), including certain tangible net worth thresholds, debt service coverage ratios and submission of financial statements.  Other than the event of default related to the Hartford Hilton loan mentioned above, Mystic Partners and its subsidiaries were in compliance with their other covenants at December 31, 2008 and 2007.

The estimated annual principal maturities of long-term debt for each of the succeeding five years and thereafter are approximately as follows:

Year Ending December 31,
2009	$22,686,000
2010	45,132,000
2011	957,000
2012	1,291,000
2013	1,382,000
Thereafter	86,515,000
$157,963,000

On July 18, 2007, Exit 88 Hotel and Exit 88 Mezzanine (collectively, the "Exit 88 Entities") defeased the outstanding principal balances of their loans with GMAC.  The Exit 88 Entities incurred a loss on the defeasance of approximately $2,520,300 and wrote off unamortized deferred financing costs of approximately $337,700 related to the defeasance during the year ended December 31, 2007.

Interest expense related to long-term debt was approximately $9,534,500, $11,010,700 and $10,494,200 for the years ended December 31, 2008, 2007 and 2006, respectively.

The fair value of long-term debt is estimated based on the present value of the future minimum principal and interest payments using interest rates for debt with the approximate same maturities.  The fair value of long-term debt is estimated to be approximately $147,359,000 and $158,103,000 at December 31, 2008 and 2007, respectively.

Mystic Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(Information as of December 31, 2008 and 2007 and for the years then ended not covered by Auditors’ Report included herein)

9.	Related Party Transactions

Amounts due from related parties consist of the following at December 31, 2008:

2008

Hersha Hospitality Limited Partnership	$753,114

Notes and interest payable - member consists of the following at December 31, 2008 and 2007:

	2008	2007

$636,000 ($492,000 at December 31, 2007) in promissory note agreements between Mystic Partners, Mystic Partners Leaseco and MHI, due and payable from distributions received by Mystic Partners and Mystic Partners Leaseco as a result and by reason of receipt on their member loans pursuant to the terms of the operating agreements of 315 Trumbull Street and HT-315 Trumbull Street and bearing interest at 3% plus the prime rate of Citibank, N.A. (6.25% and 10.25% at December 31, 2008 and 2007, respectively)	$636,000	$492,000
Accrued interest related to promissory note agreements between Mystic Partners, Mystic Partners Leaseco and MHI	96,215	45,331
	$732,215	$537,331

Interest expense for the years ended December 31, 2008, 2007 and 2006 related to the promissory note agreements between Mystic Partners, Mystic Partners Leaseco and MHI was approximately $50,900, $44,600 and $800, respectively.

HT-Norwich Hotel, HT-Waterford Suites, HT-Exit 88 Hotel, HT-Southington Suites, HT-Warwick Lodgings, HT-Danbury Suites, HT-Whitehall Mansion, HT-315 Trumbull Street and HT-Adriaen's Landing Hotel (collectively, the "Lessee Subsidiaries") each have a management agreement with Waterford Hotel Group, Inc. ("WHG, Inc."), an affiliate of Mystic Partners, which provides compensation for services rendered based upon a percentage of the operating revenues of each hotel.  Management fees to WHG, Inc. were approximately $2,372,400, $2,408,800 and $2,600,900 for the years ended December 31, 2008, 2007 and 2006, respectively.

Norwich Hotel, Waterford Suites, Exit 88 Hotel, Warwick Lodgings, Danbury Suites, Whitehall Mansion, 315 Trumbull Street and Adriaen's Landing Hotel (collectively, along with Southington Suites, the "Lessor Subsidiaries") each have an asset management agreement with 44 New England, an affiliate of Mystic Partners, which provides compensation for services rendered based upon a percentage of the operating revenues of each hotel.  In the case of Southington Suites, the asset management agreement is between 44 New England and WHG, Inc.  On February 8, 2006, the asset management agreement with 315 Trumbull Street was terminated.  Asset management fees to 44 New England were approximately $479,700, $519,200 and $506,300 for the years ended December 31, 2008, 2007 and 2006, respectively.

Mystic Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(Information as of December 31, 2008 and 2007 and for the years then ended not covered by Auditors’ Report included herein)

HT-Exit 88 Hotel provides laundry services for other hotels that are affiliated with WHG, Inc.

Net revenues from the other hotels were approximately $193,500, $207,700 and $120,000 for the years ended December 31, 2008, 2007 and 2006, respectively, of which approximately $10,200 and $12,400 were included in HT-Exit 88 Hotel accounts receivable at December 31, 2008 and 2007, respectively.

Exit 88 Hotel and Adriaen’s Landing Hotel purchased approximately $733,500 of furniture and equipment from an affiliate of HHLP during the year ended December 31, 2008.

Waterford Group, LLC ("Waterford Group"), an affiliate of MHI, provides certain accounting and administrative services to Mystic Partners.  Total accounting and administrative services fees billed and incurred by Waterford Group to Mystic Partners were approximately $39,300, $53,900 and $66,200 for the years ended December 31, 2008, 2007 and 2006, respectively.

10.	Lease Agreements

HT-Norwich Hotel, 790 West Street, HT-315 Trumbull Street and HT-Adriaen's Landing Hotel lease commercial rental property and space to tenants under certain lease agreements.

Future minimum rental payments to be received for each of the succeeding five years and thereafter are approximately as follows:

Year Ending December 31,
2009	$144,000
2010	120,000
2011	81,000
2012	75,000
2013	16,000
$436,000

HT-315 Trumbull Street leases certain space for the purpose of parking automobiles under a lease agreement.

Future minimum rental payments to be made for each of the succeeding five years and thereafter are approximately as follows:

Year Ending December 31,
2009	$258,000
2010	258,000
2011	258,000
2012	258,000
2013	258,000
Thereafter	1,656,000
$2,946,000

Mystic Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(Information as of December 31, 2008 and 2007 and for the years then ended not covered by Auditors’ Report included herein)

The Lessee Subsidiaries each have a lease agreement with the Lessor Subsidiaries for use of the Lessor Subsidiaries' interest in the real and personal property at each hotel.  The lease income recognized by the Lessor Subsidiaries and lease expense recognized by the Lessee Subsidiaries have been eliminated in consolidation.  Lease payments from the Lessee Subsidiaries are the Lessor Subsidiaries sole source of revenues for their operations.

11.	Employee Benefit Plans

The Lessee Subsidiaries participate in the WHG, Inc. health and dental plan that provides employees with group health and dental insurance benefits.  The Lessee Subsidiaries pay a portion of the premiums directly to insurance carriers.  Total health and dental insurance expense related to the WHG, Inc. plan was approximately $2,851,800, $2,775,000, and $2,912,500 for the years ended December 31, 2008, 2007 and 2006, respectively.

The Lessee Subsidiaries also participate in the WHG, Inc. defined contribution savings plan for all employees.  Eligibility for participation in the plan is based upon a combination of 1,000 hours and one year of service.  Employer contributions are based upon a percentage of employee contributions.  Participants may make voluntary contributions to the plan up to the dollar limit which is set by law.  Total employer contribution expense related to the WHG, Inc. plan was approximately $109,600, $116,800 and $68,800 for the years ended December 31, 2008, 2007 and 2006, respectively.

12.	Commitments and Contingencies

Agreements
The Lessee Subsidiaries, excluding HT-315 Trumbull Street, have each entered into a franchise agreement with Marriott International, Inc. ("Marriott") to operate the hotels as part of the Marriott system.  Franchise, advertising, promotion and marketing fees to Marriott were approximately

$3,564,900, $3,592,300 and $3,379,300 for the years ended December 31, 2008, 2007 and 2006, respectively.  HHLP and MHI have guaranteed the payments under the respective franchise agreements.

HT-315 Trumbull Street has entered into a franchise agreement with Hilton Inns, Inc. ("Hilton") to operate the hotel as part of the Hilton system.  Franchise, advertising, promotion and marketing fees to Hilton were approximately $683,800, $832,700 and $883,600 for the years ended December 31, 2008, 2007 and 2006, respectively.  315 Trumbull Street has guaranteed the payments under the franchise agreement.

HT-Exit 88 Hotel has entered into a Spa Management Agreement with Elizabeth Arden Resorts Spas, Inc. ("Elizabeth Arden") and WHG, Inc. to manage and operate an Elizabeth Arden Red Door Salon and Spa at the hotel.  Management, incentive, royalty, marketing and other fees to Elizabeth Arden were approximately $476,100, $541,100 and $498,600 for the years ended December 31, 2008, 2007 and 2006, respectively.

HT-Exit 88 Hotel and HT-Adriaen's Landing Hotel have each entered into a Master Licensing Agreement with Starbucks Corporation ("Starbucks") to develop and operate a Starbucks store at the hotels.  License, royalty and advertising fees to Starbucks were approximately $39,500, $43,800 and $41,300 for the years ended December 31, 2008, 2007 and 2006, respectively.

Mystic Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(Information as of December 31, 2008 and 2007 and for the years then ended not covered by Auditors’ Report included herein)

Adriaen's Landing Hotel has entered into a tax fixing agreement (the "Tax Fixing Agreement") with the City of Hartford that provides for certain tax benefits (as defined in the agreement) during the period of construction of the hotel and through the end of the fifteenth year of operations.  The Tax Fixing Agreement provides that during the period of construction and through the first year of operations that there will be no real property taxes due from the hotel to the City of Hartford.  Commencing with the second year of operations and for the balance of the term of the agreement, the hotel will pay a tax assessment to the City of Hartford based upon a percentage of gross revenues (as defined in the agreement).  During the term of the Tax Fixing Agreement, any payments made by the hotel for any assessment made or imposed by any taxing authority, including the City of Hartford, with respect to the hotel and the personal property used in connection therewith, shall be credited against any payments of the tax assessment as it is due and payable from the hotel to the City of Hartford.  Adriaen's Landing Hotel had a credit of approximately $487,500 and $391,000 at December 31, 2008 and 2007, respectively, as a result of payments made to tax authorities with respect to the hotel and the personal property used in connection therewith that may be used to offset future tax assessments due to the City of Hartford related to the Tax Fixing Agreement.

315 Trumbull Street has entered into an assignment and assumption agreement with the City of Hartford for air space leases that the City of Hartford had originally entered into with Hartford Center Hotel Partnership and Aetna Life and Casualty Company relating to airspace situated on Chapel, Church and Trumbull streets in Hartford, Connecticut, where the hotel is situated.  The assignment and assumption agreement required consideration of $10, which had been paid in full upon the execution of the agreement.  These leases do not contain options or rights of extensions, renewals or the option to purchase, and expire at various terms through June 14, 2023 and March 12, 2072 (as defined in the respective lease agreements).

Adriaen's Landing Hotel has entered into a hotel site lease agreement with the Capital City Economic Development Authority ("CCEDA") and the State for parcels of land and airspace situated on Columbus Boulevard in Hartford, Connecticut, where the hotel is situated.  The term of the lease is for 99 years, terminating on September 15, 2102, and contains no options or rights of extensions or renewals and no option to purchase.  The lease requires an annual rent of $1 per year of which the sum of $99 had been paid in full upon execution of the hotel site lease agreement.

Litigation
On May 18, 2006, the City of Hartford filed suit against Adriaen's Landing Hotel; Waterford Development, LLC ("Waterford Development"); Waterford Group and MHI (collectively the "Defendants") seeking a declaration of the parties' respective rights and obligations arising from the City of Hartford's Living Wage Ordinance as it applies to the operation of the hotel owned by Adriaen's Landing Hotel and part of the "Adriaen's Landing" development project of downtown Hartford.

Mystic Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(Information as of December 31, 2008 and 2007 and for the years then ended not covered by Auditors’ Report included herein)

In its action, the City of Hartford seeks, inter alia, a declaration from the court that Adriaen's Landing Hotel is a "development project manager" under the terms of the Living Wage Ordinance, and as such is required to sign a labor peace agreement providing for a "procedure for determining employee preference on the subject of whether to be represented by a labor organization for collective bargaining and further provides that the labor organization will not strike the development project in relation to the organizing campaign" with any labor organization seeking to represent employees of the hotel, and that its failure to do so entitles the City of Hartford to revoke the Tax Fixing Agreement fixing the real property taxes for the hotel.

On August 21, 2006, the Defendants filed a motion to dismiss the City of Hartford's complaint, principally on the ground that the Hartford Living Wage Ordinance is preempted by federal labor law.  The Defendants additionally argued that defendants Waterford Development, Waterford Group and MHI are not proper defendants to the action because the City of Hartford does not allege that they are "development project managers" under the ordinance.  After extensive briefing by the parties and oral argument, in a Memorandum of Decision dated February 27, 2007, the court denied the Defendants' motion to dismiss without prejudice, holding that fact discovery and a hearing will be necessary to determine whether the Living Wage Ordinance is preempted by federal labor law, and whether any of the Defendants are not proper defendants.

On February 25, 2009, the parties finalized a settlement that resolved the claims in the lawsuit in their entirety.  The lawsuit will be dismissed with prejudice pursuant to the terms of the settlement.

Mystic Partners and its subsidiaries are also subject to various legal actions arising in the normal course of business.  Management believes that such matters will not have a material adverse effect upon the consolidated balance sheet or the related consolidated statements of operations, changes in members' equity or cash flows.